UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-303

The Kroger Co. Savings Plan

For Bargaining Unit Associates

1014 Vine Street

Cincinnati, OH 45202

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4. Plan	Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

THE KROGER CO. SAVINGS PLAN

FOR BARGAINING UNIT ASSOCIATES

Financial Statements

And

Supplemental Schedule

December 31, 2004 and 2003

With

Report of Independent Registered Public Accounting Firm

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrative Committee of

The Kroger Co. Savings Plan for Bargaining Unit Associates:

We have audited the accompanying statements of net assets available for benefits of The Kroger Co. Savings Plan for Bargaining Unit Associates as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

May 27, 2005

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Cash	$11,264	7,908

Investments, at fair value except as shown otherwise:
Common stocks	2,404,220	2,278,081
Mutual funds	22,345,685	18,268,026
Stable value funds (at contract value)	—	14,714,389
Interest in master trust (at contract value)	16,948,028	—
Collective trusts	15,747,760	12,013,464
Participant loans	1,687,935	1,452,276

	59,133,628	48,726,236

Net assets available for benefits	$59,144,892	48,734,144

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2004 and 2003

	2004	2003
Additions:
Interest and dividends	$730,935	789,127
Investment income - Participation in a master trust	357,287	—
Net appreciation in fair value of investments	3,125,512	7,292,796
Participant contributions	10,457,223	9,755,478

Total additions	14,670,957	17,837,401

Deductions:
Benefits paid to participants	4,215,910	2,405,935
Administrative expenses	44,299	90,167

Total deductions	4,260,209	2,496,102

Transfers:
Transfer to The Kroger Co. Savings Plan	—	(10,007)

Net increase	10,410,748	15,331,292

Net assets available for benefits:
Beginning of year	48,734,144	33,402,852

End of Year	$59,144,892	48,734,144

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

Notes to Financial Statements

1.	Description of Plan:

The following description of The Kroger Co. Savings Plan for Bargaining Unit Associates (Plan) provides only general information. Participants should refer to the plan document for a more complete description of Plan provisions.

General

The Plan is sponsored by The Kroger Co., an Ohio corporation, and its wholly owned subsidiaries (collectively the Company). The Plan is a defined contribution plan covering all employees of the Company who have attained age 21, are covered by a collective bargaining agreement, have been employed 30 days, and have completed 72 hours of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Subject to certain limits, participants may contribute up to 25% of annual compensation to the Plan. Participants are also permitted to deposit into the Plan distributions from other qualified plans. No Company contributions are made to the Plan.

Participant accounts

Each participant account is credited with the participant contribution, and an allocation of Plan earnings or losses. Allocations of earnings or losses are based upon the performance of the investment funds chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All accounts of a participant are fully vested at all times.

Benefits

Payment of benefits can be made under various methods, depending upon the reason for the distribution, such as termination of service, death, or retirement, as well as other factors. At termination, participants whose accounts have never exceeded $5,000 will receive a single lump sum distribution. Those with balances greater than $5,000 may elect to leave their funds in the Plan or choose other options. Participants are entitled to benefits beginning at normal retirement age (generally age 65). Benefits are recorded when paid. Unclaimed benefits are forfeited and are applied to pay Plan expenses. Forfeited unclaimed benefits are restored if a participant later establishes a valid benefit claim.

Participant Loans

The Plan permits participants to borrow from their vested account. The maximum amount that may be borrowed is the lesser of $50,000 or 50% of the vested balance of the account. Loan terms range from 1-4 years or up to 6 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest commensurate with local prevailing rates at the time the loan is made. Principal and interest are paid through periodic payroll deductions.

2.	Summary of Significant Accounting Policies:

Basis of accounting

The financial statements of the Plan are prepared using the modified cash basis of accounting, which is the equivalent of the accrual basis except that certain income receivable, contributions receivable, and other accruals are not recorded. This is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America and is permitted under ERISA.

Master Trust

Certain investments of the Plan, along with some investments of other plans of The Kroger Co. and its subsidiaries, are pooled for investment purposes in a master trust agreement dated July 1, 2004 (the Master Trust), between Merrill Lynch Trust Company, the trustee, and The Kroger Co.

Investment valuation and income recognition

Investments in common stocks, mutual funds, and collective trusts are valued at fair value based on quoted market prices. Investment contracts are valued at contract value (cost plus accrued interest).

Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost. Interest income and dividend income are recorded on the date received by the Plan.

Estimates

The presentation of financial statements in conformity with the modified cash basis of accounting requires the management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Administrative expenses

The Plan will pay the administrative costs and expenses of the Plan including the trustee and management fees. Any expenses that are unable to be allocated to participants are paid by the Company.

3.	Investments:

The Plan provides for participant directed investment into common stock of The Kroger Co., mutual funds, collective trusts, and stable value funds. Investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2004 and 2003 are as follows:

	2004	2003
Merrill Lynch Equity Index Fund	$6,513,882	5,038,820
Stable Value Funds	—	14,714,389
Interest in Master Trust	16,948,028	—
Merrill Lynch Basic Value Fund	3,123,545	*	*
Merrill Lynch Fundamental Growth Fund	14,869,118	8,803,678
Van Kampen Emerging Growth Fund	—	4,710,480

**	Not reported as amount is less than 5% of Plan assets.

During the year ended December 31, 2004 and 2003, Plan investments (including investments bought, sold and held during the year) appreciated by $3,125,512 and $7,292,796 as follows:

	2004	2003
The Kroger Co. common stock	$(246,295)	538,090
Collective trusts	1,878,210	2,862,928
Mutual funds	1,493,597	3,891,778

	$3,125,512	7,292,796

4.	Investment Contracts:

Beginning July 1, 2004, A Master Trust holds thirteen investment contracts which are managed by investment fund managers. (Prior to July 1, 2004, the contracts were held within the Stable Value Funds. All plans have an undivided interest in each investment contract. The investment contracts are fully benefit responsive. A fully benefit-responsive investment provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or withdrawals initiated by Plan participants under the terms of the ongoing Plan. Certain employer-initiated events (i.e. layoffs, mergers, bankruptcy, Plan termination) are not eligible for the liquidity guarantee.

The following information relates to the Plan’s interest in investment contracts:

	2004	2003
Contract value	$16,948,028	14,714,389
Fair value	$17,421,959	15,069,130
Crediting interest rate	1.9% to 5.7%	.9% to 5.9%
Average Yield	4.6%	5.0%

The crediting interest rates for the investment contracts are based upon the contract rate or a predetermined formula that factors in duration, market value, and book value of the investment. Certain of the crediting rates are adjusted quarterly. The minimum crediting interest rate for these investments is zero.

The fair value of the fixed income investments is calculated as the aggregate present value of the underlying cash flows using interest rates quoted for securities with similar duration and credit risk.

The fair value of the fixed income investments is calculated as the aggregate present value of the underlying cash flows using interest rates quoted for securities with similar duration and credit risk.

The following is financial information with respect to the Master Trust:

December 31, 2004 investment holdings (at fair value):

Cash and equivalents	$122,181,390
Fixed maturity synthetic guaranteed investment contracts	184,152,960
Constant duration synthetic guaranteed investment contracts	575,517,522

$881,851,872

Net investment income of the Master Trust from July 4, 2004 (date Master Trust began) to December 31, 2004 was $43,005,260.

The underlying investments within the synthetic contracts include corporate, government and mortgage backed debt securities.

As of December 31, 2004, the Plan’s interest in the net assets of the Master Trust was 1.98%.

5.	Income Tax Status:

The Plan obtained its latest determination letter on December 3, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, complied with the applicable requirements of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, including changes related to recent tax law changes included in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and non-forfeitable.

7.	Related-party and Party-in-interest Transactions:

The Plan held, at fair value, $2,404,220 and $2,278,081 of The Kroger Co. common shares at December 31, 2004 and 2003, respectively.

The Plan purchased 65,976 and 78,129 shares of The Kroger Co. common shares at a cost of $1,249,054 and $1,090,359 in 2004 and 2003, respectively.

The Plan sold 50,994 and 38,944 shares of The Kroger Co. common shares for $859,081 and $646,632 with a realized loss of $28,835 and $26,473 in 2004 and 2003, respectively.

Merrill Lynch Trust Company, FSB and Merrill Lynch provide recordkeeping and investment management services to the Plan. Therefore, transactions with Merrill Lynch Trust Company, FSB and Merrill Lynch qualify as party-in-interest transactions.

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

EIN: 31-0345740 Plan Number: 005

Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b),(c)	(d)		(e)
	Investment description	Cost		Current value
	Interest in Master Trust	*	*	$16,948,028

*	The Kroger Co. common stock	*	*	2,404,220

	Collective trusts:
*	Merrill Lynch International Index Fund	*	*	2,748,674
*	Merrill Lynch International Index Fund GM	*	*	865,580
*	Merrill Lynch Small Cap Index Fund	*	*	2,859,384
*	Merrill Lynch Small Cap Index Fund GM	*	*	216,696
*	Merrill Lynch Equity Index Trust	*	*	6,513,881
*	Merrill Lynch Equity Index Trust GM	*	*	2,543,545

				15,747,760

	Mutual funds:
*	Merrill Lynch Mid Cap Index Trust	*	*	570,464
*	Merrill Lynch Mid Cap Index Trust GM	*	*	434,301
	Laudis Rosenberg U.S.	*	*	969,243
*	Merrill Lynch Fundamental Growth Fund	*	*	14,869,118
	Van Kampen Emerging Markets Fund	*	*	772,857
	Van Kampen Emerging Markets Fund GM	*	*	277,255
*	Merrill Lynch Global Allocation	*	*	942,478
	Templeton Foreign	*	*	386,138
*	Merrill Lynch Basic Value Fund	*	*	3,123,545
	Temporary Investment Fund	*	*	286

				22,345,685

*	Participant loans, 5.5% to 11.0%, 1-6 year maturities	$—		1,687,935

				$59,133,628

*	Indicates party-in-interest to the Plan.
**	Cost of assets is not required to be disclosed as investment is participant directed.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES
Date: June 27, 2005

	By:	/s/ Paul Heldman
Chairman of the Administrative Committee

EXHIBIT INDEX

Exhibit No.
23	Consent of Independent Accountants